UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 000-28294
                       ----------
(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended:  June 30, 2000
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              SILICON GAMING, INC.
                             -----------------------
                             Full Name of Registrant
                                       N/A
                            -------------------------
                            Former Name if Applicable

                            2800 West Bayshore Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                               Palo Alto, CA 94303
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The delay in filing the Form 10-Q is due to the recent hiring of a new CFO, who is just transitioning into the position. As a result, the Company cannot timely complete its Form 10-Q for the quarter ended June 30, 2000, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Andrew Pascal                 (650)            842-9000
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SILICON GAMING, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     The Company anticipates reporting revenue and net loss for the three month period ended June 30, 2000 of $4,824,000 and $2,683,000 respectively, as compared to reported revenue and net loss for the three month period ended June 30, 1999 of $5,727,000 and $3,199,000 respectively. Following are the Company's current results for revenue, net loss, weighted average common & equivalent shares, and net loss per basic and diluted shares, for the three month period ended June 30, 2000:

                                   For the three month     For the three month
                                       period ended            period ended
                                       June 30, 2000           June 30, 1999
                                       -------------           -------------

Revenue                                  $  4,824                 $  5,727

Net Loss                                 $  2,683                 $  3,199

Weighted average common &
  equivalent shares                        30,979                   14,376

Net loss per basic and
  diluted share                          $ (0.09)                 $ (0.22)


                    (in thousands, except per share amounts)

                                   (unaudited)




Date: August 15, 2000                       By: /s/ Andrew Pascal
                                               ---------------------------------
                                               Andrew Pascal
                                               Chief Executive Officer and
                                               President